CMA Multi-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Period Ending: 03/31/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the year ended March 31, 2003.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

08/01/2002	$2,000	North Carolina Medical Care	1.30%	06/01/2030
08/13/2002	6,800	Puerto Rico Commonwealth	1.00	12/01/2015
08/16/2002	2,000	North Carolina Medical Care	1.28	06/01/2030
09/25/2002	15,200	North Carolina Medical Care	1.65	06/01/2030
12/13/2002	1,250	University NC Chapel Hill	0.82	02/15/2031
12/24/2002	1,250	University NC Chapel Hill	1.46	02/15/2031
01/10/2003	4,000	University NC Chapel Hill	0.80	02/15/2031
01/23/2003	2,475	University NC Chapel Hill	0.95	02/15/2031